

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2023

Xiaofeng Ma
Chief Executive Officer
ATA Creativity Global
c/o 1/F East Gate, Building No. 2, Jian Wai Soho
No. 39 Dong San Huan Zhong Road
Chao Yang District, Beijing 100022, China

> **Re: ATA Creativity Global**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-33910**

Dear Xiaofeng Ma:

We have reviewed your September 15, 2023 response to our comment letter and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 121

1. We note your response to prior comment to 3. We also note that you identified Zhilei Tong as a member of the CCP but determined that he is not a CCP official. We also note from Item 6 that Mr. Tong is the chairman and CEO of COL Digital Publishing Group Co., Ltd. and from COL Digital Publishing Group Co., Ltd.'s company website he is currently listed as a Deputy to the People's Congress in Beijing. Please explain to us his roles and responsibilities as a Deputy and how you consider them in your determination.

Please contact Kyle Wiley at (202) 344-5791 or Andrew Mew at (202) 551-3377 with any other questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Ning Zhang